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                         Morgan Stanley Strategist Fund
                           1221 Avenue of the Americas
                               New York, NY 10020

November 28, 2005

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, DC 20549

Attention:    Larry Greene, Division of Investment Management
              Mail Stop 0505

RE:      MORGAN STANLEY STRATEGIST FUND
         (FILE NOS. 33-23669 AND 811-5634)


Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Strategist Fund (the "Fund") filed with the Securities and Exchange Commission on September 27, 2005. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number 22 to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about November 28, 2005.

                  GENERAL COMMENTS TO FORM N-1A

COMMENT 1.        PLEASE CONFIRM THAT THE FUND IS COMPLYING WITH THE PRIVACY
                  POLICY NOTIFICATION REQUIREMENTS OF THE GRAMM-LEACH-BLILEY ACT
                  AND DISTRIBUTING ITS PRIVACY POLICY TO INVESTORS.

                              RESPONSE 1. The Fund provides its privacy policy annually in accordance with the requirements of Regulation S-P.

COMMENT 2.        PLEASE  CONFIRM THAT THE  REGISTRATION  STATEMENT  INCLUDES
                  THE  ANTI-MONEY  LAUNDERING AND CUSTOMER VERIFICATION
                  DISCLOSURE REQUIRED BY THE U.S. PATRIOT ACT.

                              RESPONSE 2. The requisite notice of the customer identification verification policy is disclosed in the account application form. Anti-money laundering and customer verification disclosure is also included under the "Shareholder Information-How to Buy Shares" section of the Fund's prospectus.



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                  COMMENTS TO THE PROSPECTUS

COMMENT 3.        CONSIDER ADDING DISCLOSURE REGARDING JUNK PREFERRED STOCKS
                  AND JUNK CONVERTIBLE SECURITIES, TO THE EXTENT THE FUND
                  INVESTS IN THESE SECURITIES, TO THE SECTION "PRINCIPAL
                  INVESTMENT STRATEGIES".

                              RESPONSE 3. We respectfully acknowledge the comment, but believe the current disclosure is sufficient, as the Fund does not invest in junk preferred stocks and junk convertible securities.

COMMENT 4.        CONSIDER ADDING DISCLOSURE REGARDING INVESTMENTS IN
                  EMERGING MARKETS, TO THE EXTENT THE FUND INVESTS IN THESE
                  SECURITIES, TO THE SECTION "PRINCIPAL INVESTMENT STRATEGIES".

                              RESPONSE 4. We respectfully acknowledge the comment, but believe the current disclosure is sufficient. The applicable disclosure is included in the Fund's SAI.

COMMENT 5.        IN THE "FEES AND EXPENSES" SECTION OF THE PROSPECTUS,
                  CONSIDER MOVING THE FOOTNOTES TO AFTER THE EXAMPLE.

                              RESPONSE 5. We respectfully acknowledge the comment, but believe the current placement of the footnote is appropriate. The footnotes refer to the Annual Fund Operating Expenses and although arguably the Annual Fund Operating Expenses and the Example constitute the "Fee Table", we believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

COMMENT 6.        IN CONNECTION WITH THE FUND'S USE OF FORWARD FOREIGN
                  CURRENCY EXCHANGE CONTRACTS, PLEASE CONFIRM THE APPROPRIATE
                  USE OF "SEGREGATING ASSETS" AND INCLUSION OF APPLICABLE
                  DISCLOSURE.

                              RESPONSE 6. The applicable disclosure is included in the Fund's SAI.

COMMENT 7.        WITH RESPECT TO THE FUND'S INVESTMENTS IN TARGETED RETURN
                  INDEX SECURITIES ("TRAINS"), IF APPLICABLE, PLEASE INCLUDE
                  DISCLOSURE REGARDING THE RISK OF DUPLICATIVE FEES RELATING TO
                  SUCH TRAINS.

                              RESPONSE 7. Applicable disclosure has been added.

COMMENT 8.        IN THE "FUND MANAGEMENT" SECTION, (1) PLEASE CLARIFY
                  WHETHER THERE ARE MEMBERS OF THE PORTFOLIO MANAGEMENT TEAM
                  THAT ARE INVOLVED WITH THE MANAGEMENT OF THE FUND THAT ARE NOT
                  DISCLOSED IN THE PROSPECTUS, AND (2) EXPLAIN SUPPLEMENTALLY
                  WHETHER THE FOLLOWING SENTENCE IS CONSISTENT WITH ITEM 5(A)(2)
                  AND ITEM 15(A) OF FORM N-1A: "THE COMPOSITION OF THE PORTFOLIO
                  MANAGEMENT TEAM MAY CHANGE WITHOUT NOTICE FROM TIME TO TIME."

                              RESPONSE 8. The Fund has revised the disclosure to clarify the team and its members jointly and primarily responsible for the day-to-day management of the fund. The referenced disclosure states that the

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                              composition of the team may change
                              without notice from time to time. We note supplementally that to the extent that a team member with primary responsibility for the day-to-day management of the Fund's portfolio changes, the Fund intends to supplement its Prospectus and its Statement of Additional Information with the information required by Item 5(a)(2) and Item 15(a) for such team member.

                  COMMENTS TO THE SAI

COMMENT 9.        IN THE SECTION ENTITLED "FUND MANAGEMENT - PORTFOLIO
                  MANAGER COMPENSATION STRUCTURE," (1) INCLUDE ONLY THE
                  DISCRETIONARY COMPENSATION RECEIVED BY THE PORTFOLIO MANAGERS
                  OF THE FUND DURING THE LAST YEAR AND (2) CONFIRM THAT YOU ARE
                  PROVIDING THE REQUESTED INFORMATION.

                              RESPONSE 9. We believe the current disclosure is in compliance with SEC Release 2004-89. This Release requires that the SAI include disclosure regarding the structure of, and the method used to determine, the compensation of its portfolio managers. The Release notes that the purpose of this disclosure is to help investors better understand a portfolio manager's incentives in managing a fund and shed light on possible conflicts of interest that could arise when a portfolio manager manages other accounts. Therefore, in order to achieve this purpose, the disclosure, in our view, should include all possible forms of compensation that are available to the portfolio manager in connection with managing the portfolio and other accounts. Please note that we revised the disclosure to clarify that investment performance, upon which a portfolio manager's compensation is linked, is calculated for one-, three-, and five-year periods measured against a fund's/account's primary benchmark, indices and/or peer groups, where applicable.


If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (630) 684-6724. Thank you.

Sincerely,

/s/ Elisa Mitchell

Elisa Mitchell


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